Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Atna Resources Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

2.	Date of Material Change

January 15, 2016

3.	News Release

A news release dated January 18, 2016, was distributed through PR Newswire.

4.0	Summary of Material Change

Atna announced that the Pinson Underground mine has been placed on Care and Maintenance.

5.0	Full Description of Material Change

5.1	Due to a lack of developed working faces and the working capital needed for further development, the Company has placed the Pinson Underground mine on care and maintenance.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

James Hesketh
President and Chief Executive Officer

Phone (303) 278-8464 (Ext.3836)

9.	Date of Report January 18, 2016

SCHEDULE A

PRESS RELEASES

FOR IMMEDIATE RELEASE: January 18, 2016	PR 16-1

Atna Reports on 2015 Mining Operations

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) announces that the Company sold approximately 31,470 ounces of gold for the year ended December 31, 2015, at an average gold price of $1,162 per ounce.

The Briggs Mine in Inyo County, California sold 19,526 ounces of gold. Mining and crushing operations were discontinued in July 2015, and production operations are now recovering gold from crushed ore inventory on the leach pads and contained in the processing plants. Year-end recoverable gold inventory remaining on the leach pads and in the plants is estimated at approximately 10,800 ounces to be recovered over the next two years. Gold production at Briggs will sequentially decline over time, as gold ounces are recovered and inventory balances are reduced.

Approximately 49,200 tons ore at an estimated grade of 0.360 ounces per ton was shipped from the Pinson Underground mine to Newmont’s nearby Twin Creeks metallurgical facility in 2015. Subject to final settlements, Pinson sold an estimated 12,000 ounces of gold in 2015. Due to a lack of developed working faces and the working capital needed for further development, the Company has placed the Pinson mine on care and maintenance.

On November 18, 2015, Atna and its subsidiaries (together with Atna, the “Debtors”), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Colorado (the “Court”). Simultaneously with the Chapter 11 filings, the Debtors filed for ancillary relief in Canada pursuant to the Companies’ Creditors Arrangement Act in the Supreme Court of British Columbia in Vancouver, Canada. On December 29, 2015, Atna Resources was delisted from the Toronto Stock Exchange. Further information concerning the Chapter 11 restructuring can be found at www.upshotservices.com/atna

Atna is currently in the process of marketing assets and properties for sale to meet its obligations to its creditors subject to approval by the Court. Maxit Capital LP, of Toronto, Ontario, is the investment banker assisting Atna in this process.

For additional information on Atna Resources and the Pinson and Briggs mines, please visit our website at www.atna.com.

This press release contains forward-looking statements about the Company and its business. Forward-looking statements are statements that are not historical facts and include, but are not limited to, statements regarding the vesting of the inducement options: “may”, “should”, “plan”, “believe”, “predict”, “expect”, “anticipate”, “intend”, “estimate”, “postulate”, “target” and similar expressions or the negative of such expressions or which by their nature refer to future events. The forward-looking statements in this press release are subject to various risks, uncertainties and other factors that could cause the Company's actual results or achievements to differ materially from those expressed in or implied by forward looking statements. Other risks, uncertainties and factors include, without limitation, risks related to the Company’s plans to have its securities listed on a new securities exchange, and to identify and carry out restructuring plans that will successfully maximize the value of its mining assets for the benefit of Atna stakeholders, the timing and completion of the Company's intended work plans, potential delay of material deliveries, ability to meet debt covenants and obligations, risks related to fluctuations in gold prices; uncertainties related to raising financing in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold resources and reserves; ability to meet loan and financing covenants in the future; the possibility that required permits may not be obtained in a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; changes in interest and currency exchanges rates; local and community impacts and issues; environmental costs and risks; and other factors identified in the Company's SEC filings and its filings with Canadian securities regulatory authorities. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and other than as required by applicable securities laws, the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change. Although the Company believes that such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - (303) 278-8464 toll free (877) 692-8182

www.atna.com